UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period January 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated January 19, 2004 (1)

2.

News Release dated January 19, 2004 (2)

3.

News Release dated January 29, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  January 29, 2004                         Signed: /s/ Christopher Dyakowski

                                                                                   Christopher Dyakowski,

                                                                                             Director

TOBY VENTURES INC. (TSX-V:TBY)

430 580 Hornby Street

Vancouver, B.C. V6C 3B6

Tel: 604-250-2844

Fax: 604-266-8401

January 19, 2004

Toby Ventures Inc. (TSX-V: TBY) is pleased to announce that it has completed a non-brokered private placement announced on November 4, 2003 in the amount of 1,938,000 shares at a purchase price of $0.25 per share and 1,938,000 share purchase warrants exercisable up to January 16, 2005 at a price of $0.50 per share. The shares are subject to a hold period which expires on May 16, 2004. There are 24 placees.

“W.E. Schmidt”

TOBY VENTURES INC.

William E. Schmidt, Diretor

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

WARNING: The Company relies on litigation protection for “forward looking” statements. Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

Avance options Sadim property from Toby

January 19, 2004

Avance Venture has acquired, subject to regulatory approval, an option to earn a 50-per-cent interest in the Sadim property in the Similkameen mining division, British Columbia, from Toby. The property is subject to a 3-per-cent net smelter return royalty in favour of Vanco Exploration Ltd.

Under the terms of the agreement dated Jan. 16, 2004, with Toby, the company can earn its 50-per-cent interest in the property by paying to Toby $20,000 on or before Dec. 31, 2004 ($10,000 of which has been paid), and incurring a total of $300,000 in exploration expenditures on the property as follows: $50,000 on or before Dec. 31, 2004, a further $100,000 on or before Dec. 31, 2005, and a further $150,000 on or before Dec. 31, 2006.

The property is located on the southern Thompson plateau of southwestern British Columbia, about 30 kilometres north of Princeton. The property comprises four located claims consisting of 64 claim units covering approximately 1,526 hectares.

Toby Ventures changes name to Storm Cat Energy

January 29, 2004

Pursuant to a special resolution passed by shareholders on Dec. 9, 2003, the company has changed its name from Toby Ventures Inc. to Storm Cat Energy Corp. There is no consolidation of capital.

Effective at the opening Jan. 30, 2004, the common shares of Storm Cat Energy will commence trading on the TSX Venture Exchange and the common shares of Toby Ventures Inc. will be delisted. The company is classified as a mining company.

Capitalization:

20 million shares with no par value of which 8,764,665 shares are issued and outstanding

Escrow:

548,000

Transfer agent:

Pacific Corporate Trust Company

Trading symbol:

SME (new)

Cusip No.:

862168 10 1 (new)